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MAR 17 2023

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RISE FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

653 Collins Avenue
(No. and Street)

Miami	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Reich	310-385-1861	areich@siebert.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RISE Financial Services, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CFO

____
Notary Public

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RISE FINANCIAL SERVICES, LLC
TABLE OF CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Members, Audit Committee, and Board of Directors of RISE Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RISE Financial Services, LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 13, 2023

RISE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Assets	
Current assets	
Cash	$ 1,073,000
Receivables from broker-dealers	127,000
Receivable from related party	45,000
Total Current assets	1,245,000
Deposits with related party broker-dealers	50,000
Total Assets	$ 1,295,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 63,000
Total Liabilities	63,000
Commitments	
Members' equity	1,232,000
Total Liabilities and members' equity	$ 1,295,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

1. Business

Overview

RISE Financial Services, LLC, ("RISE", or the "Company") is a majority-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent") and a Delaware limited liability company. The Company's operations consist primarily of trade execution and risk management services for customers and is also an introducing broker for the transactions of institutional customers.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC").

During the year ended December 31, 2022, the Company had agreements with two clearing broker-dealers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

The Company's primary operations are in New York, NY, and all of the Company's revenues for the year ended December 31, 2022 were derived from its operations in the U.S.

The Company is in the process of terminating its clearing relationships with Goldman Sachs & Co. LLC ("GSCO") and Pershing LLC ("Pershing") as of December 31, 2022. As of the date of this report, the Company is no longer doing active business with these clearing vendors, and anticipates the full termination of these relationships by the end of the first quarter of 2023.

Management is assessing the future strategic direction of the Company, taking into consideration current market conditions, demand trends, and resources. While management believes its expertise and industry relationships will enable it to execute a new strategic direction, the business plan is untested, and it is uncertain whether management's efforts will attract the customers and revenue necessary to compete in the market.

The Company currently has sufficient liquidity and capital to operate its business. In addition, if needed, the Company has access to additional capital from its Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. Actual results could differ from those estimates. The Company is not aware of any material differences

between the estimates used in closing the Company's books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation.

Estimates are used in the allowance for credit losses and the contingent liabilities related to legal and healthcare expenses. The Company believes that its estimates are reasonable.

Cash

As of December 31, 2022, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits. All cash balances are unrestricted and at certain times, cash balances may exceed FDIC insured limits.

Receivables From and Deposits With Broker-Dealers

The Company's customer transactions for the year ended December 31, 2022 were cleared on fully-disclosed basis through GSCO and Pershing. Receivables from these broker-dealers are subject to clearing agreements and include the net receivable from net monthly revenues as well as cash on deposit. All broker-dealer relationships operate on a short-term basis.

In September 2022, the Company and Muriel Siebert & Co., Inc. ("MSCO"), a wholly-owned subsidiary of the Parent, entered into a clearing agreement whereby the Company would introduce clients to MSCO. As part of the agreement, the Company deposited a clearing fund escrow deposit of $50,000 to MSCO, which is in the line item "Deposits with related party broker-dealers" on the statement of financial condition. There was no income or expense related to this clearing relationship for the year ended December 31, 2022.

Receivables from brokers-dealers are in scope of the amended guidance for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326"). The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2022.

Current Expected Credit Losses

The Company follows Topic 326 which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Equity Method Investments

Investments in which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method of accounting and are included in the line item "equity method investment in related party" line item in the statement of financial condition. Under this method of accounting, the Company's share of the net income or loss of the investee is presented before the net income or net loss on the statement of operations.

The Company evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If the impairment is determined to be other-than-temporary, the Company will recognize an impairment loss equal to the difference between the expected realizable value and the carrying value of the investment. The Company had no equity method investment as of December 31, 2022.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed rate based on the Company's size, growth, risk profile and a duration similar to the lease term. The Company does not include renewal options as the renewal options are not reasonably certain to be exercised, however, the Company continues to monitor the lease renewal options. The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in line item "Rent and occupancy" in the statement of operations. As of December 31, 2022, the Company had no remaining leases.

Revenue Recognition

The primary sources of revenue for the Company are as follows:

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, futures, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer.

On October 7, 2021, the Company signed an agreement with JonesTrading Institutional Services, LLC ("JonesTrading") to transfer certain customers of the Company to JonesTrading. In exchange, JonesTrading agreed to pay the Company a percentage of the net revenue produced by those clients less any related expenses. The percentage paid to the Company related to this agreement will decline every year and the arrangement will end in October 2024.

Interest, Marketing and Distribution Fees

The Company earns interest from clients' accounts, net of payments to clients' accounts, and on the Company's bank balances. Interest income also includes interest payouts from introducing relationships related to short interest, net of charges.

The Company also earns margin interest which is the net interest charged to customers for holding financed margin positions. Marketing and distribution fees consist of 12b-1 fees which are trailing payments from money market funds. Interest, marketing and distribution fees are recorded as earned.

Other Income

Other income represents miscellaneous fees generated from client accounts. Transactional fees are recorded concurrently with the related activity. Other income is recorded as earned.

Costs to Obtain or Fulfill a Contract

For the period presented, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

Income Taxes

The Company is treated as an entity not subject to tax for federal, state, and local income tax purposes. Accordingly, no provision or liability for federal, state, and local income taxes is recorded at the Company level.

During 2021, the Company adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. Distributions for taxes payable/receivable to the Parent continue to be recorded on the Company's books.

Accounting Standards Adopted in Fiscal 2022

The Company did not adopt any new accounting standards during the year ended December 31, 2022. In addition, the Company has evaluated other recently issued accounting standards and does not believe that any of these standards will have a material impact on the Company's financial statements and related disclosures as of December 31, 2022.

3. Transactions with Hedge Connection

Initial Transaction

On January 21, 2022, the Company entered into an agreement with Hedge Connection, Inc. ("Hedge Connection"), a Florida corporation and a woman-owned fintech company founded by Lisa Vioni that provides capital introduction software solutions for the prime brokerage industry.

Pursuant to the agreement, (i) Hedge Connection transferred to the Company common stock representing 20% of the outstanding post-closing issued and outstanding capitalization in Hedge Connection for a consideration of $600,000, to be paid in three installments over 180 days, as well as approximately 3.33% of the issued and outstanding membership interests of the Company; (ii) the Company acquired an option from Ms. Vioni to acquire 100% of the remaining interest in Hedge Connection at fair value market at the time of the option exercise, provided such valuation of Hedge Connection is not less than $5 million; (iii) the Company acquired a technology license agreement from Hedge Connection to use its capital introduction software, Fintroz, for an annual license fee of $250,000; (iv) Ms. Vioni provided the Company with the right to appoint one director to the Board of Directors of Hedge Connection; and (v) Ms. Vioni was appointed to the Board of Directors of the Company as well as to the position of President of RISE Prime – Capital Introduction, a division of the Company.

Termination Agreement

On October 18, 2022, the Company entered into a Termination Agreement ("Termination Agreement") with Hedge Connection and Ms. Vioni. Pursuant to the Termination Agreement, the parties terminated the Purchase Agreement, dated January 21, 2022. Under the terms of the Termination Agreement, the Company re-conveyed to Hedge Connection, Hedge Connection common stock representing 20% of Hedge Connection and the related option from Ms. Vioni to acquire 100% of Ms. Vioni's remaining interest in Hedge Connection in exchange for 3.17% of the Company and the cancellation of the Company's obligation to repay the remaining $250,000 of its note payable to Hedge Connection.

The Termination Agreement also terminated the Hedge Connection technology license agreement, and terminated a voting agreement with Ms. Vioni providing the Company with the right to appoint one director to the Board of Directors of Hedge Connection. Pursuant to the Termination Agreement, Ms. Vioni resigned from her position from the Board of Directors of the Company, as well as the President of RISE Prime – Capital Introduction, a division of the Company.

Under the Termination Agreement, Ms. Vioni shall become a registered representative of the broker-dealer subsidiary of Tigress Holdings, LLC ("Tigress"), Tigress Financial Partners, LLC, ("Tigress Financial"), and the Company shall assign to Tigress Financial prospective prime brokerage customers of the Company who were solicited by the Company from January 1, 2022 through the closing date of the Termination Agreement. In exchange, Tigress Financial will split revenue with the Company on certain customers pursuant to the Termination Agreement. The revenue recorded from this agreement was immaterial for the year ended December 31, 2022.

Equity Method Investment

Prior to the Termination Agreement, the Company determined that it was able to exercise significant influence over Hedge Connection as the Company had a significant level of ownership and had the right to appoint a director to Hedge Connection's Board of Directors. As such, the equity method of accounting applied for this investment.

4. Receivables From and Deposits With Broker-Dealers

Amounts receivable from and deposits with broker-dealers consisted of the following as of the period indicated:

	As of December 31, 2022
Receivables from and deposits with broker-dealers	
GSCO	$ 31,000
Pershing	96,000
MSCO	50,000
Total Receivables from and deposits with broker-dealers	$ 177,000

5. Members' Equity

During the year ended December 31, 2022, the Company and the Parent entered into various transactions in relation to the ownership of the Company. The Company sold its membership interests, at fair value, to certain employees and affiliates of the Company and the Parent representing an aggregate of 5% of the total issued and outstanding membership interests. The Parent sold 24% of its interest in the Company to Gloria E. Gebbia, a Board Member of the Company and the controlling shareholder of the Parent, as well as sold 2% of its interest to employees and affiliates of the Parent. Additionally, Tigress exchanged its ownership in the Company to the Parent for 7% of the outstanding membership interests in Tigress. The Company's ownership structure is as follows for the periods indicated:

	As of January 1, 2022	As of December 31, 2022
Parent	76%	68%
Tigress	24%	—
Gloria E. Gebbia	—	25%
Employees and affiliates	—	7%
Total	100%	100%

6. Leases

During the year ending December 31, 2022, the Company had office space leases which were terminated before the end of 2022.

7. Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2022, the Company's net capital was approximately $1.2 million which was $0.9 million in excess of its minimum requirement of $250,000 under 15c3-1.

8. Off-Balance Sheet Risk

Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks and other financial institutions.

In the event the counterparties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the counterparties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has experienced no material historical losses in relation to its counterparties parties for the year ended December 31, 2022.

Off-Balance Sheet Risks

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to clearing broker-dealers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker-dealers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker-dealers for losses, if any, which the clearing broker-dealers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker-dealers monitor collateral on customer accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate.

During 2021, the Company adopted ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. As a result, the Company no longer calculates income taxes on its results as a separate legal entity. For the year ended December 2022, the Company recorded a $45,000 benefit from income taxes in the statement of operations due to tax distributions to the Parent that resulted from an expense sharing agreement with the Parent. As a result, the Company had a receivable from the Parent as of December 31, 2022 for the Company's proportional tax benefit which will be utilized in the Company's consolidated tax return.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year.

The open tax years for the federal and state income tax filings is generally 2018 through 2022.

10. Commitments, Contingencies, and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. As of December 31, 2022, the Company concluded that all such legal matters are without merit or involve amounts which would not have a material impact on the Company's results of operations or financial position.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company, through its affiliate, Kennedy Cabot Acquisition, LLC ("KCA") is self-insured with respect to employee health claims. KCA maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $65,000 per employee.

The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

11. Employee Benefit Plans

The Company, through KCA, sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. There were no contributions to the plan by the Company or KCA for the year ended December 31, 2022.

12. Related Party Transactions

KCA

KCA is an affiliate of the Company and is under common ownership with the Parent. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the Company proportionally. KCA has earned no profit for providing any services to the Company for the year ended December 31, 2022.

Parent

The Company operates under an expense sharing agreement with the Parent for various expenses. The Company had a receivable from the Parent as of December 31, 2022 for the Company's proportional tax benefit which will be utilized in the Company's consolidated tax return, which is in the line item "Receivable from related party" on the statement of financial condition.

MSCO

In September 2022, the Company and MSCO entered into a clearing agreement whereby the Company would introduce clients to MSCO. Refer to Note 1 - Summary of Significant Accounting Policies for further detail.

13. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2022 and through March 13, 2023, the date of the filing of this report.

Management has concluded that there have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.